 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 29)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

September 24, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom AG IRS identification number not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
670,278,284

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
588,483,619

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
670,278,284

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 588,483,619 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 33,043,108 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”), and subject to the Proxy and (iii) 48,751,557 shares of Common Stock held by Delaware Project 9 L.L.C. (“Project 9”), a wholly-owned subsidiary of SoftBank, and subject to the Proxy.  The number of shares of Common Stock held by Project 6 and Project 9 is based solely on the information contained in the Schedule 13D filed by, among others, Softbank, Project 6 and Project 9.

**	Consists of 588,483,619 shares of Common Stock held by DT Holding.

***	Based on 1,166,784,033 shares of Common Stock outstanding as of July 26, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on July 31, 2024.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
670,278,284

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
588,483,619

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
670,278,284

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 588,483,619 shares of Common Stock held by DT Holding, (ii) 33,043,108 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.  The number of shares of Common Stock held by Project 6 and Project 9 is based solely on the information contained in the Schedule 13D filed by, among others, Softbank, Project 6 and Project 9.

**	Consists of 588,483,619 shares of Common Stock held by DT Holding.

***	Based on 1,166,784,033 shares of Common Stock outstanding as of July 26, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on July 31, 2024.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
670,278,284

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
588,483,619

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
670,278,284

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 588,483,619 shares of Common Stock held by DT Holding, (ii) 33,043,108 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.  The number of shares of Common Stock held by Project 6 and Project 9 is based solely on the information contained in the Schedule 13D filed by, among others, Softbank, Project 6 and Project 9.

**	Consists of 588,483,619 shares of Common Stock held by DT Holding.

***	Based on 1,166,784,033 shares of Common Stock outstanding as of July 26, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on July 31, 2024.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
670,278,284

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
588,483,619

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
670,278,284

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 588,483,619 shares of Common Stock held by DT Holding, (ii) 33,043,108 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.  The number of shares of Common Stock held by Project 6 and Project 9 is based solely on the information contained in the Schedule 13D filed by, among others, Softbank, Project 6 and Project 9.

**	Consists of 588,483,619 shares of Common Stock held by DT Holding.

***	Based on 1,166,784,033 shares of Common Stock outstanding as of July 26, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on July 31, 2024.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 29 (this “Amendment No. 29”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, (as amended and supplemented from time to time, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct subsidiary of T-Mobile Holding, wholly owned by Deutsche Telekom and T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 29 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

Item 4.	Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.	Interests in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D, including the footnotes thereto, and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

Termination of Rule 10b5-1 Plan

On September 24, 2024, DT Holding terminated, effective as of 5:00 p.m. ET on September 24, 2024, the Rule 10b5-1 Sales Plan entered into with Cowen and Company, LLC (“Cowen”) on June 12, 2024 (the “June Plan”).  As previously reported on this Schedule 13D, on June 28, 2024, DT Holding notified Cowen of the effective cooling off period applicable to sales of Common Stock to be made under the June Plan as a result of the termination of the March Plan.  As a result of such notice and DT Holding’s subsequent termination of the June Plan, no sales occurred or will occur under the June Plan.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2024

DEUTSCHE TELEKOM AG

	By:	/s/Christoph Appel
		Name:	Christoph Appel
		Title:	Attorney-in-fact

T-MOBILE GLOBAL ZWISCHENHOLDING GMBH

	By:	/s/Christoph Appel
		Name:	Christoph Appel
		Title:	Attorney-in-fact

T-MOBILE GLOBAL HOLDING GMBH

	By:	/s/Christoph Appel
		Name:	Christoph Appel
		Title:	Attorney-in-fact

DEUTSCHE TELEKOM HOLDING B.V.

	By:	/s/Christoph Appel
		Name:	Christoph Appel
		Title:	Attorney-in-fact